

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Mr. Johnny Lian Tian Yong
President and Director
TechMedia Advertising, Inc.
c/o 62 Upper Cross Street, #04-01
Singapore  058353

      **Re:**   **TechMedia Advertising, Inc.**
             **Item 4.01 Form 8-K**
             **Filed July 9, 2010, as amended July 21, 2010**
             **File No. 0-52945**

Dear Mr. Lian:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                  Sincerely,


                  Jonathan Wiggins
                  Staff Accountant